NORTHERN DYNASTY ANNOUNCES CLOSING OF US$11.5 MILLION BOUGHT DEAL

March 18, 2019, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) is pleased to report that it has closed its previously announced bought deal offering, including the exercise in full of the over-allotment option (the “Offering”). A total of 17,968,750 common shares of the Company were sold at a price of US$0.64 per share for gross proceeds of US$11.5 million. The Offering was completed pursuant to an underwriting agreement dated March 13, 2019 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Capital Markets, H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the “Underwriters”). The Company paid a 6% commission to the Underwriters.

The proceeds of the Offering are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the United States Army Corps of Engineers Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) general corporate purposes. It remains one of the Company’s goals to partner the Pebble Project.

The Offering was completed by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. base shelf prospectus included in the Company’s registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”) filed under the Canada/U.S. multi-jurisdictional disclosure system. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of proceeds of the Offering, the finalization by the United States Army Corps of Engineers of the Environmental Impact Study, the ability of the Company to proceed with permit applications for the development of the Pebble Project and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company’s home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.